Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

March 21, 2016

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Comment Letter Dated February 23, 2016 regarding

Registration Statement on Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated February 23, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 6 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Amendment compared against the Registration Statement filed on January 27, 2016 for your review.

Receivables from Related Parties, page 81

1.	Please refer to the first paragraph in this section. We note the disclosure regarding a loan to your Chief Executive Officer and director. Please tell us how you intend to comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives and directors.

We have revised the Registration Statement to disclose that we have a policy under which we are prohibited from making or renewing any personal loan to our executive officers or directors in accordance with Section 13(k) of the Exchange Act. The disclosure appears on page 81 and reads as follows:

Ms. Susan Block, Assistant Director

March 21, 2016

We have a policy under which we are prohibited from making or renewing any personal loan to our executive officers or directors in accordance with Section 13(k) of the Exchange Act. The related party transactions with Yuying Zhang, our Chief Executive Officer and director, described in this section occurred prior to adoption of this policy, and as such, these transactions were not subject to such prohibition. As of date of this prospectus, all outstanding amounts due from any loans to executive officers or directors have been collected in full.

Thank you in advance for your assistance in reviewing this response and the Amendment to the Registration Statement on Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang

Chief Executive Officer